KNOLOGY, INC.

1241 O.G. Skinner Drive

West Point, GA 31833

706-645-8752

Fax: 706-645-3921

www.knology.com

January 9, 2009

VIA EDGAR AND FAX

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F St., N.E.

Washington, D.C. 20549

Re:	Knology, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 14, 2008 Form 10-Q for Fiscal Quarter Ended September 30, 2008 File No. 0-32647

Dear Mr. Spirgel:

We are responding to the comments contained in a letter dated December 11, 2008 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) to the above-referenced filings of Knology, Inc. (“Knology” or the “Company”). The staff’s comments and our responses to these comments are set forth below and, as requested, our responses are keyed to the sequential numbering of the comments in the Comment Letter and to the headings used in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 45

Valuation of Long-Lived and Intangible Assets and Goodwill, page 46

1.	In the interest of providing readers with a better insight into management’s judgments in accounting for your significant balance of goodwill as a result of your two recent acquisitions, you should disclose the following:

•	How you determined your reporting units and what those reporting units are.

•	How you determine fair value for your reporting units and the reasons whey management selected this method as being the most meaningful for the company in preparing the impairment analysis.

Mr. Larry Spirgel

January 9, 2009

•	A quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

Please provide us with your proposed disclosures.

In future filings, we propose to include the following disclosure in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“In accordance with paragraph 30 of SFAS No. 142, we identified each separate geographic operating unit for goodwill impairment testing purposes. These geographic units meet the paragraph 30 requirements to be reporting units as they are businesses (and legal entities) in which separate internal financial statements are prepared, including a balance sheet, statement of operations and a statement of cash flows. Also, “reporting unit” management evaluates the business and measures operating performance on a geographic operating unit basis.

Goodwill is subject to periodic impairment assessment by applying a fair value test based upon a two-step method. The first step of the process compares the fair value of the reporting unit with the carrying value of the reporting unit, including any goodwill. The Company utilizes a discounted cash flow valuation methodology to determine the fair value of the reporting unit. If the fair value of the reporting unit exceeds the carrying amount of the reporting unit, goodwill is deemed not to be impaired in which case the second step in the process is unnecessary. If the carrying amount exceeds fair value, the Company performs the second step to measure the amount of impairment loss. Any impairment loss is measured by comparing the implied fair value of goodwill, calculated per SFAS No. 142, with the carrying amount of goodwill at the reporting unit, with the excess of the carrying amount over the fair value recognized as an impairment loss. The Company has adopted January 1 as the calculation date and has evaluated these assets as of January 1,_____, and no impairment was identified [Note: If impairment is identified, we will state the details of the impairment].

Our discounted cash flow calculation is based on a five year projection, with a terminal value applied to the cash flow of the fifth year. We believe the discounted cash flow methodology utilizing a terminal value is the most meaningful valuation method because businesses like Knology in the cable industry sector are generally valued based on a multiple of cash flow. The discount rate is based on our weighted average cost of capital. Our cash flow projections are based on our annual and five year business plan and the assumption for the terminal multiple factor applied to the fifth year cash flow projection is based on recently closed merger and acquisition transactions in our industry. We evaluate our discounted cash flow analysis utilizing a 10% sensitivity factor applied to the material assumptions including the projected cash flows and the valuation multiple.” [In future filings, we will comment on the results of applying the 10% variance analysis to the impairment test.]

Costs and Expenses, page 49

2.	We note your statement that “depreciation and amortization include…amortization of costs in excess of net assets.” Please review this statement as it appears to imply that you are amortizing your goodwill balance.

Mr. Larry Spirgel

January 9, 2009

We will amend this statement in future filings to exclude “costs in excess of net assets” as we do not amortize our goodwill balance.

2. Summary of Significant Accounting Policies

Goodwill and intangible assets, page F-12

3.	We note your statement that you obtained cable franchises through acquisitions of cable systems. However, it is not clear from your disclosure whether you assigned any value to this intangible asset. If you have not allocated any value to cable franchises, please tell us why. Your response should address both of your acquisitions of PrairieWave and Graceba.

We did not assign any value to the cable franchise agreements obtained in connection with our acquisitions of PrairieWave Holdings, Inc. (“PrairieWave”) and Graceba Total Communications Group, Inc. (“Graceba”) because franchises are not exclusive and municipalities are required to grant franchises to any person or entity that can demonstrate that it is a viable business. No value was allocated to the cable franchises obtained because these franchises are deemed to have indefinite lives. Also, Knology has negotiated and renewed all of its cable franchises at a nominal or no cost upon their expiration. We are not aware of any cable operator that has not been able to renew a franchise upon expiration of the then-existing term.

Investments, page F-15

4.	We note that you acquired an investment in PWCA as part of the PrairieWave acquisition. It appears from your disclosures that such investment was valued at PrairieWave’s cost basis rather than fair value. Please tell us how you valued the investment and refer to your basis in the accounting literature. Also, tell us your ownership percentage of this investment and how you valued the purchase option.

Knology and Henry Carlson Company, a local real estate developer (“Carlson”), each holds one undivided interest in PrairieWave Condominium Association (“PWCA”) (i.e., each party holds a 50% ownership interest). Our investment in PWCA consists of the land contributed by PrairieWave to PWCA and $86,000 of legal and related expenses that PrairieWave incurred to create PWCA. After Knology acquired PrairieWave in April 2007, a third-party appraisal firm valued certain assets acquired from PrairieWave. The land was appraised upon acquisition of PrairieWave by Knology at $2,760,000, with PrairieWave’s 50% value from PWCA estimated at $1,380,000 fair market value. The land was carried over to Knology’s books at PrairieWave’s $1,207,000 book value since it approximated fair market value. We will change the disclosure in future filings to state the land had a book value of $1,207,000 which approximated fair market value.

We placed no value on the purchase option that is exercisable between June 1, 2012 and May 31, 2013 for $5.2 million. If Knology exercises the option, it would re-acquire ownership in the land (already recorded at fair market value in Knology’s financial statements) and purchase the building owned by Carlson. Knology’s building (similar to the building owned by Carlson) was appraised at $6,377,600 with a 55-year useful life. Knology assumes Carlson’s building has similar value, and its value in 2012 would be about 91% (50/55ths) of the appraised value, or $5,803,600. We are not in the business of managing or re-selling real estate, and the value of these properties can change materially by 2012-2013. There is no benefit in Knology retaining

Mr. Larry Spirgel

January 9, 2009

this other building for its operations, so any value would come from re-selling it. Changing real estate values along with selling and carrying costs could easily offset any potential value above the purchase option price.

5.	Provide us with more details of your relationship with PWCA and provide us with your analysis of FIN 46R.

Knology and Carlson each hold one undivided interest in the common areas and facilities (i.e., 50/50 voting). There are three directors on the Board of Directors of PWCA (one from Carlson and two from PrairieWave), but voting and cost-sharing reflect their 50/50 interests. They share equally in the common expenses (e.g., utilities outside of the individual buildings, fees, real estate taxes, grounds maintenance and snow removal, etc.) – approximately $30,000 for each party in 2008 (an immaterial amount). The equity method of accounting is appropriate since neither party has an economic benefit greater than the other party.

Revenue Recognition, page F-16

6.	We note that you disclose that installation revenue is recognized to the extent of direct selling costs incurred. Disclose your accounting for the excess of selling costs over installation revenue and the period that you amortize such costs. Provide us with your proposed disclosure.

In future filings we propose adding the following statement to this disclosure: “Direct selling costs, or commissions, have exceeded installation revenue in all reported periods and are expensed as period costs in accordance with SFAS No. 51.”

Paragraph 6.b. of SFAS No. 51 states subscriber-related costs and general and administrative expenses shall be expensed as period costs.

10. Disposal of Discontinued Operations, page F-25

7.	We note that you sold your telephone directory business on September 7, 2007 for $8.6 million. We further note that you had net assets of only $210,000 recorded for this business. Tell us how you determined the value of the net assets attributed to this business in the PrairieWave acquisition in April of 2007. It is unclear if there were any intangible assets or goodwill attributed to this business in your purchase accounting allocations. If not, tell us why not. Also, tell us what happened between April 2007 and September 2007 that resulted in such a large increase in the fair value of the directory business. Finally, tell us how you considered paragraph 50 of SFAS 141.

The $210,000 of net assets associated with the directory activity represents the fair value, as determined by a third party appraiser, of the specific equipment used in the directory activity. There were no intangible assets or goodwill attributed to the directory activity in our purchase accounting allocations because Knology viewed the directory activity as non-core to the voice, video and data broadband operations of PrairieWave. In addition, directory revenue was based on annual contracts and there was no assurance that contracts would be renewed, particularly with no focus on this activity. Finally, we believed that directory listings and the associated advertising was transitioning from paper to an on-line platform, and the Company was not willing to make any incremental capital investment or operating investment in this activity.

Mr. Larry Spirgel

January 9, 2009

In July, 2007, the Company was unexpectedly approached by Yellow Book USA to acquire the directory operations. Yellow Book USA placed a much greater value on this operation than the Company perceived, and we agreed to sell the directory operations. At the time of the PrairieWave acquisition, the Company had no focus on the directory activities of PrairieWave and believed there was no significant future value to the directory operations, and thus, the directory activity was not assigned to a reporting unit per paragraph 50 of SFAS 141.

12. Acquisition, page F-27

8.	We note that you allocated $4.4 million to your acquired customer base for your PrairieWave acquisition. Please tell us why your pro forma financial statements, contained in Exhibit 99.3 of your Form 8-K/A filed June 18, 2007, reflected the preliminary allocation of a more significant intangible asset balance.

The Form 8-K concerning the PrairieWave acquisition was due prior to the completion of the valuation of PrairieWave’s assets. After the completion of the PrairieWave acquisition, we engaged a qualified certified public accounting and consulting firm to perform a valuation and purchase price allocation analysis of certain assets acquired from PrairieWave. This analysis was not completed and submitted to us until July 16, 2007, which was well after the due date of the Form 8-K of June 19, 2007. Initially, we performed our own internal calculation of what we felt the customer base was worth. This internal calculation involved a computation of the number of revenue generating units multiplied by the average revenue per unit multiplied by four years. This resulted in approximately $30 million in customer relationships being shown on the Form 8-K. Intrinsically that amount already included some goodwill. It should be noted that the proper accounting has been applied to the value of the customer base. The consulting firm that we engaged used a standard methodology for valuation of the customer base. This methodology involved various discounts and provisions from the original revenue stream that we used in our calculation. In addition, the consulting firm factored in costs of sales and operating expenses related to the customer base that we also did not consider in our initial calculation. Upon completion of their valuation, the consulting firm determined the customer base to be valued at $4.4 million. It is Knology’s position, since the consulting firm is highly qualified in the field of intangible asset valuation, that the consultants’ valuation of PrairieWave’s customer base is the appropriate valuation to use.

14. Subsequent Events (unaudited), page F-28

9.	Please tell us how you evaluated Rule 3-05 and Article 11 of Regulation S-X regarding your acquisition of Graceba Total Communications Group, Inc.

We first determined whether any financial statements of Graceba were required to be filed under Regulation S-X Rule 3-05. Rule 3-05 provides that the determination of the periods to be presented in such financial statements is determined using the conditions specified in Regulation S-X Rule 1.02(w), which sets forth the definition of significant subsidiary under Regulation S-X.

Before applying the tests in Rule 1-02(w), we first had to determine which financial statements in measuring significance. Generally, Rule 3-05 states that the most recent annual consolidated financial statements at or prior to the date of acquisition should be used. The purchase was finalized in January 2008, which would mean the most recently filed annual financial at that point would have been as of December 31, 2006. However, SEC guidance on Rule 3-05 allows for an exception to this rule in stating that if an acquisition is made after the most recent fiscal year and

Mr. Larry Spirgel

January 9, 2009

the registrant files its Annual Report on Form 10-K for that year before the date financial statements of the acquired business would be required to be filed under Item 9.01 of Form 8-K, significance may be evaluated using the registrant’s financial statements for the most recently completed year reported in its Form 10-K. The most recently completed fiscal year prior to the purchase of Graceba on January 4, 2008 was December 31, 2007. The Company filed its Annual Report on Form 10-K prior to the date financial statements for Graceba would have been required to be filed on Form 8-K/A on March 14, 2008. Therefore, the December 31, 2007 consolidated financial numbers were used for Knology in performing the three tests required under Rule 1-02(w) since we felt those numbers were more relevant for comparison purposes. The most recently audited financial statements of Graceba were as of December 31, 2006.

The results of the three tests in Rule 1-02(w) were as follows:

(1) Investment test—12.47%—Based on the purchase price of $75 million and total assets of approximately $601.4 million for Knology at December 31, 2007.

(2) Asset test—3.92%—Based on total assets of approximately $23.6 million for Graceba as of December 31, 2006, and total assets of approximately $601.4 million for Knology at December 31, 2007.

(3) Pretax income test—11.30%—Based on net income of approximately $4.9 million for Graceba for the year ended December 31, 2006, and a net loss of approximately $43.9 million for Knology for the year ended December 31, 2007. It should be noted that SEC guidance on Rule 3-05 provides that in the case of a single acquisition, if either the registrant or the acquired business reported a pretax loss and the other entity reported pretax income, as is the case here, then the absolute values should be used.

As noted above, the percentages computed above are all less than 20%. Regulation S-X Rule 3-05(b)(2)(i) states that if none of the conditions required by Rule 1-02(w) exceeds 20%, then financial statements are not required to be filed for the business acquired. Therefore, no financial statements of Graceba were required to be filed.

Further, under Article 11 of Regulation S-X, the pro forma effects of a business combination are not required to be presented if separate financial statements of the acquired business are not included in the filing. Therefore, since no financial statements for Graceba were required to be included in the Form 8-K, no pro forma financial statements for Knology were required to be filed.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Condensed Consolidated Statements of Cash Flows, page 5

10.	We note that you expended cash for MDU signing bonuses. Please tell us and disclose how you account for such payments and refer to your basis in the accounting literature.

Our subsidiaries enter into multiyear agreements with various multiple dwelling units (MDUs) whereby we pay the MDU a bonus in order for Knology to be the exclusive service provider of that MDU over a definite period of time (or contract term). Therefore, any bonuses paid are recorded to other long-term assets and are expensed over the life of the related MDU access contract, which is generally seven years. MDU bonuses are included in “Intangible and other

Mr. Larry Spirgel

January 9, 2009

assets” (long-term) on the balance sheet, net of any amortization. We feel this treatment is consistent with the basic accounting rules set forth in GAAP that the expense should be matched with the proper time period. As the contracts typically run over seven years, we are recording to other long-term assets initially as a deferral of costs until the expense is recorded to the proper period within the contract. Related accounting literature that supports our treatment includes FTB 90-1, paragraph 4, which states, “Costs that are directly related to the acquisition of a contract and that would have not been incurred but for the acquisition of that contract (incremental direct acquisition costs) should be deferred and charged to expense in proportion to the revenue recognized.” As the revenue is being recognized based on the contract (every month as the customer is billed), then so should the related cost to acquire the MDU contract, such as an inducement or bonus. It should be noted that the total MDU bonuses paid only amounted to approximately $283,000 in 2006 and $377,000 in 2007. We will disclose in future filings our basis for accounting for MDU bonuses if the SEC deems it is necessary.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 14

Elements of Compensation Program, page 16

11.	We note your disclosure on page 16 of your definitive proxy statement that the compensation and stock option committee considers executive compensation at other companies. In future filings, identify all of the companies that you considered for purposes of benchmarking named executive officer compensation. See item 402(b)(2)(xiv) of Regulation S-K. Provide more details as to how your compensation committee considered the levels and elements of the benchmarked companies’ compensation in determining the various levels and particular elements of your executive compensation.

We have reviewed our disclosure referenced in Comment 11 above. We agree to expand this disclosure as specified by the staff in future filings.

12.	On page 16 of your definitive proxy statements, you disclose the types of company performance measures the compensation and stock option committee used for determining performance-based annual incentive compensation. In future filings, please disclose the performance targets and threshold levels that must be reached for payment to each named executive officer. Disclose the extent to which the performance targets were achieved. See Item 402(b)(2)(v) of Regulation S-K. If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. Then, in your future filings, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Mr. Larry Spirgel

January 9, 2009

We have reviewed our disclosure referenced in Comment 12 above. We agree to expand the disclosure as specified by the staff in future filings. Currently, we do not believe such disclosure would result in competitive harm.

Transactions with Related Persons, page 29

13.	In future filings, state whether policies and procedures for the review, approval or ratification of transactions with related persons are in writing and if not, how such policies and procedures are evidenced. See Item 404(b)(iv) of Regulation S-K.

We have reviewed our disclosure referenced in Comment 13 above. We agree to expand the disclosure as specified by the staff in future filings.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff's consideration of our responses and would like to do everything possible to facilitate your review. If you have any questions regarding the enclosed materials or need any additional information, please do not hesitate to contact me at 706-645-3046.

Sincerely,

/s/ Bruce D. Herman

Bruce D. Herman

Chief Financial Officer

cc:	Knology, Inc.
Rodger L. Johnson
M. Todd Holt
Chad S. Wachter
Casey Calloway

BDO Seidman, LLP

Jay B. Goldman

Scott Yancey

Securities and Exchange Commission

Kyle Moffatt